| ITEM #1: ELECTION OF DIRECTIONS | |
|---|---|
| Patrick | Mr. Chairman: Could you please have the Inspector of Elections announce the preliminary vote tally for each of the 13 Director nominees? This information is important for follow-up questions, since some shareholders may elect to change their votes based on additional issues raised under this item of business. Thank you, Mr. Chairman. |
| David | Mr. Chairman: On page 5 of the Board's proxy, the Directors claim that they are committed to "maintaining the Company's reputation for quality, integrity and the highest ethical standards," but – as you know – "reputation" is often different than "actual conduct" in many cases. Please clarify what the nature of your relationship is with the Mr. George A. Logue who has been in business with another of our Directors, Mr. Nader F. Darehshori for many years. Thank you, Mr. Chairman. |
| Patrick | Mr. Chairman: I have here the Board committee charters, standards of conduct, and code of ethics that the Company mailed to me on February 24, 2004. Do you feel that the disclosures in your proxy materials this year live up to the letter and spirit of these documents? Are you comfortable that your disclosures in this year's proxy materials would pass muster in front of a Federal judge or a Congressional oversight committee, especially as they relate to the interested or related transactions among the Directors? This question bears upon the purported independence of our Board candidates this year. Thank you, Mr. Chairman. |
| David | Mr. Chairman: Mr. Weissman is a nominee for director this year. According to the proxy statement, Mr. Weissman has been designated as the Presiding Director when the Board meets in executive session. Mr. Weissman was first elected to the Board in 1989. Isn't it true that when Mr. Weissman – and your predecessor – Mr. Spina, were first elected, all Directors of the Corporation were subject to removal by the stockholders with or without cause? This question bears upon Mr. Weissman's judgment, in my mind, and it bears upon entrenchment issues that belie the purported independence of our Board candidates this year. Thank you, Mr. Chairman. |
| Patrick | Mr. Chairman: In 1990, an entity named State Street Corporation – whose president and treasurer was Mr. Kennett Burnes – dissolved. Please explain the relationship between that entity and our own company. If I am not satisfied with the answer, I reserve the right to have Mr. Burnes stand and expound upon your answer. I believe this issue bears upon Mr. Burnes' purported independence. Thank you, Mr. Chairman. |
| David | Mr. Chairman: What is the total dollar amount of legal fees paid to Ropes & Gray since ***<u>any</u>*** partner of that law firm has sat on our Board of Directors? This question bears upon the business judgment and purported independence of our Director candidates this year. Thank you, Mr. Chairman. |
| Patrick | Mr. Chairman: Has any law enforcement agency requested a copy of the videotaping that was done at the 2000 Annual Meeting? At that annual meeting, most members of the current Board sat idly by while the prior Chairman trampled on shareholder rights, including my own. This question bears on the true loyalties of our Directors. Since that time, the Corporation has steadfastly refused to produce that videotape – even though Mr. William L. Patton, a partner at Ropes & Gray, has represented that it would be preserved. I believe this question illustrates the length to which the Director candidates will go to hide their own wrongdoing. Thank you, MC. |

| | |
|---|---|
| David | Recycle Q4 from 2004; Anchor in how forthcoming Board is |
| Patrick | Mr. Chairman: I see that Mr. Summe is the Chair, CEO, and President of PerkinElmer, Inc., whose board also includes one of our former Directors, Mr. Nicholas A. Lopardo. Does Mr. Summe believe that Mr. Lopardo was the sort of Director candidate who exemplifies a thorough search for Director candidates, and does Mr. Summe believe that Mr. Lopardo's continued presence on his Board at PerkinElmer compromises his ability to be independent on our Board? Thank you, Mr. Chairman. |
| **ITEM #2: Ernst & Young** | |
| David | Mr. Chairman: The proxy materials represent that the E&Y representatives will be available to answer "appropriate" questions at today's meeting. May we first have the preliminary vote tally on this item of business? Then, please yield the podium so that the auditors may take appropriate questions. Thank you, Mr. Chairman. |
| Patrick | Mr. Chairman (or name of E&Y rep): What is the total dollar amount of all fees paid to you that were not disclosed in the proxy statement? Page 33 of the proxy statement indicates that many of these fees were hidden from shareholder view. Thank you. |
| David | Mr. Chairman: Why hasn't our independent Board of Directors rotated our auditors, even once, since 1972? Do you think that the Board can defend this inaction in Federal Court, and do you think that the E&Y audits can withstand a court-ordered independent comb-through? Thank you, Mr. Chairman. |
| **ITEM #3: APPROVAL OF EQUITY INCENTIVE PLAN** | |
| Patrick | Mr. Chairman: On Appendix B-7 of the proxy, I noticed that any recipient of an award under the plan automatically waives any right to jury trial by the mere act of accepting an award under the plan. How did our independent Board of Directors arrive at that provision, in light of the fact that no such similar provision can be found in the Senior Executive Annual Incentive Plan, shown in Appendix C? This seems unfair to me, and reflects inconsistent and poor judgment by our independent Board, in my view. Thank you, Mr. Chairman. |
| David | Mr. Chairman: Could we please have the preliminary vote tally on this item of business? Some shareholders may wish to change their votes. Thank you, Mr. Chairman. |
| **ITEM #4: SENIOR EXEC COMP** | |
| David | Mr. Chairman: According to page 39 of the proxy statement, 10 executives are eligible for the Plan in question under this item of business. Are any of those 10 executives available to answer appropriate questions today? If not, why should we owners ratify this plan? |
| Patrick | Mr. Chairman: Are any of the 10 executives who are eligible under this plan knowledgeable about the fine that the company received from the NASDAQ, or in Japan from the FSA? As you know, both fines affected the company's reputation for "execution, execution, execution." Thank you, Mr. Chairman. |
| **ITEM #5: REDEEM POISON PILL** | |
| David | Mr. Chairman, before the statement in favor of the proposal, could we please have the preliminary vote tally on this item of business? Thank you, Mr. Chairman. |

| | |
|---|---|
| Patrick | Mr. Chairman: Before the statement in favor of this proposal, do you stand by the Board's opposition statement, particularly as it relates to how the ISS recommendation on poison pills was portrayed? Would you like to recant or retract that statement at this time? Thank you, Mr. Chairman. |

**Statement for Poison Pill**

Mr. Chairman, my name is Patrick Jorstad, and I am the sponsor of this proposal. I would first like to extend my sincere thanks to those shareholders who are here today who joined me in voting for this item of business.

Secondly, I would like to say that I found the arguments of the Board in opposition to this proposal misleading at best. The ISS study that is cited in the opposition statement is ***not*** the latest guidance that ISS has given on so-called poison pills. Any shareholder who would like to learn where to find the latest guidance from ISS is welcome to contact me. I believe our independent Board of Directors owes us better than that. I believe that if our independent Board of Directors is going to cite a third party source – be it their own lawyers' treatise, Southgate & Glazer – or the ISS position on poison pills, that the duties of loyalty and care require them to give it to us straight.

It is a sad fact that whenever I receive any written materials from the Corporation, citing a legal source or other third-party source, the first question that I have learned to ask is: "How have the Ropes & Gray attorneys mis-cited this source?"

Many leading institutions – including CalPERS – heavily disfavor poison pills. Many such institutions have published proxy voting guidelines that favor redeeming poison pills, and also favor requiring shareholder approval for the adoption or maintenance of future poison pills.

I hope that other shareholders found the links I provided in my supporting statement informative. When I cite a third-party source such as ISS, I try – very hard – to do so fairly and accurately. Given all the academics we have on our independent Board of Directors, I don't see any reason why the Board's opposition statement shouldn't do the same.

Again, I thank the shareholders who voted in favor of this proposal, and I hope other shareholders will now consider asking our "independent" Board to explain their citation to the ISS study and other sources referenced in their opposition statement.

Thank you, Mr. Chairman.

| | |
|---|---|
| David | Mr. Chairman: I would like each Board member to stand, and – for the record – state that they double-checked the work that Ropes & Gray did on putting together the opposition statement that bears their name on page 41 of the proxy. Thank you, Mr. Chairman. |

| Item 6: Mandatory Retirement |
|---|
| Mr. Chairman, my name is David Smith, and I've been asked by Mr. Jorstad to give this supporting statement. Before I begin, could we please have the preliminary vote tally on this matter, since something said may persuade other shareholders to change their vote in favor of it?<br><br>Today, Mr. Truman Snell Casner finally resigned from our independent Board of Directors. While Mr. Casner sat on our independent Board of Directors, Mr. Casner's law firm billed untold millions in legal fees to the shareholders.<br><br>There is a sad story, Mr. Chairman, about That Magnificent Yankee, the incomparable Judge Oliver Wendell Holmes, Jr.<br><br>In his day, Justice Holmes was a common sight on the train from DC to Boston. One day, as the story goes, he boarded the train without his ticket.<br><br>As he searched his pockets for the missing ticket, the young conductor told him not to worry about it. "We know who you are, sir. Just mail us the ticket when you find it."<br><br>Shaking his head sadly, Justice Holmes said, "Young man, you do not understand. I am not upset that I have lost the ticket. I am upset because I don't know where I'm going."<br><br>Mr. Chairman, it is a sad fact that the Nominating Committee couldn't find anyone suitable and willing to join our independent Board of Directors this year. Like Justice Holmes, some of us look at our Board and say: "They don't know where they're going. They've lost their ticket."<br><br>The proposal before the shareholders today would set up a very fair system, whereby new ideas are constantly being infused into our Board, continuity would be preserved, and good succession planning would be required. Planned obsolescence works for Presidents, CEOs, and Directors, just as it does for computers and cars.<br><br>Thank you, Mr. Chairman. |

**ITEM 7: Conflicts of Interest**

Mr. Chairman, thank you for the opportunity to say a few words about this proposal. Before I begin, could we please have the preliminary vote tally? Some shareholders may wish to change their votes. [wait]

Mr. Chairman, this proposal seeks to ensure that never again do the shareholders of this Corporation ever have a situation like the one arising from Mr. Casner's or the late Mr. Hanify's membership on our "independent" Board of Directors.

It should have been clear to the Directors of this company that the relationship with Ropes & Gray has been untenable for quite some time. It has been like pulling teeth to get any information about the scope or scale of that relationship – although I am mindful that the Federal courthouse is close by, and a stroll over that way after today's meeting is in order.

I have come to the sad realization, shared by Justice Oliver Wendell Holmes, Jr., that to "think great thoughts, you must be heroes as well as idealists."

The great thought I have for State Street is that it can regain and surpass its former glory, remain independent, put the God-given talents of all its employees to good use, and leave its competitors well in the dust.

But not with a Board that doesn't understand Conflicts of Interest 101.

Thank you, Mr. Chairman.